Mail Stop 3561
								August 26, 2005

Donald Devine, President
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street
Toronto, Ontario, Canada M5A 2W3

	Re: 	Devine Entertainment Corporation
		Form 10-SB/A
		Filed August 9, 2005
		File No. 0-51168

Dear Mr. Devine:

	We have reviewed your filing and have the following comments. Our comments on the financial statements included in the filing will be sent to you shortly in a separate communication. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your filing became effective by operation of law on April 16, 2005, and that you are and have been responsible for filing periodic and other reports since that date. Please no in this connection the provisions of Rule
	13a-13.

Description of Business, page 2

      2. Please tell us whether this film was, in fact, released for theatrical
	distribution, as was intended, and if so, the date the film opened in theatres,
	the number of engagements, and their length, and the specific countries in which theatres are located. Please confirm, if this is the case, that the film is still in release. If the film was released through other channels, please describe the other forms this distribution took.


			 		* * * * *
	As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with you amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Robert Babula, Staff Accountant, at (202)
551-
3339, or Michael Moran, Senior Staff Accountant, at (202) 551-
3841,
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Yarashus, Attorney-Advisor, at (202) 551-3239, David Mittelman, Legal Branch Chief, at
(202) 551-3214, or me, at (202) 551-3725 with any other questions.

								Sincerely,



H. Christopher Owings
								Assistant Director

cc: 	Daniel A. Aetna
            c/o Herrick, Feinstein LLP
            Fax: (212) 545-3322
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Donald Devine, President
Devine Entertainment Corporation
August  30, 2005
Page 1